Exhibit 99.1

October 31, 2023

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of the 2023 Annual Meeting of Shareholders (the “Meeting”) of TOP Ships Inc. (the “Company”), which will be held at the offices of Central Mare Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, on November 22, 2023 at 10:00 a.m. local time, and related materials.

At this Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class I Directors to serve until the 2026 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2023 (“Proposal Two”);

3.
To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares at a ratio of not less than one-for-two and not more than one-for-250 and in the aggregate at a ratio of not more than one-for-250, inclusive, with the Board having the discretion as to whether or not one or more reverse stock splits is to be effected at any time prior to December 31, 2024, with the exact ratio to be set within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Only holders of record of shares of our common stock, par value $0.01 per share, (the “Common Shares”), shares of our Series D Preferred Stock, par value $0.01 per share (the “Series D Preferred Shares”), shares of our Series F Perpetual Preferred Stock, par value $0.01 per share (the “Series F Preferred Shares”) and shares of our Series E Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Shares” and, together with the Common Shares, Series F and Series D Preferred Shares, the “Shares”) at the close of business on October 24, 2023 will be entitled to vote at the Meeting. Each shareholder of record on that date is entitled to one (1) vote for each Common Share, one thousand (1,000) votes for each Series D Preferred Share or Series E Preferred Share then held and ten (10) votes for each Series F Perpetual Preferred Share. The holders of the Common Shares, the Series D Preferred Shares, Series F Perpetual Preferred Shares and the Series E Preferred Shares will vote as a single class at the Meeting.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares of the Company’s common stock eligible to attend and vote at the Meeting.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the notice of the meeting, proxy statement and annual report electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials and annual report electronically, then prior to next year’s shareholders’ meeting you will receive notification when the proxy materials and annual report are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

You are cordially invited to attend the Meeting in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY given that the 2023 Annual Meeting of Shareholders (the “Meeting”) of TOP Ships Inc. (the “Company”) will be held at 10:00 a.m. local time on November 22, 2023, at the offices of Central Mare Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, for the following purposes, of which Proposals One and Two are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class I Directors to serve until the 2026 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2023 (“Proposal Two”);

3.
To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares at a ratio of not less than one-for-two and not more than one-for-250 and in the aggregate at a ratio of not more than one-for-250, inclusive, with the Board having the discretion as to whether or not one or more reverse stock splits is to be effected at any time prior to December 31, 2024, with the exact ratio to be set within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on October 24, 2023, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Only holders of record of shares of our common stock, par value $0.01 per share, (the “Common Shares”), shares of our Series D Preferred Stock, par value $0.01 per share (the “Series D Preferred Shares”), shares of our Series F Perpetual Preferred Stock, par value $0.01 per share (the “Series F Preferred Shares”) and shares of our Series E Perpetual Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Shares” and, together with the Common Shares, Series F and Series D Preferred Shares, the “Shares”) at the close of business on October 24, 2023 will be entitled to vote at the Meeting. Each shareholder of record on that date is entitled to one (1) vote for each Common Share, and one thousand (1,000) votes for each Series D Preferred Share or Series E Preferred Share then held and ten (10) votes for each Series F Perpetual Preferred Share. The holders of the Common Shares, the Series D Preferred Shares, Series F Perpetual Preferred Shares and the Series E Preferred Shares will vote as a single class at the Meeting.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on October 24, 2023.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Alexandros Tsirikos
Chief Financial Officer

October 31, 2023
Athens, Greece

TOP SHIPS INC.

PROXY STATEMENT
FOR
 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 22, 2023

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of TOP Ships Inc. (the “Board”), a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of Central Mare Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, at 10:00 a.m. local time on November 22, 2023, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about October 31, 2023, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on October 24, 2023 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. The Company had issued and outstanding 1,695,506 shares of common stock, par value $0.01 per share (the “Common Shares”), 100,000 shares of our Series D Preferred Stock, par value $0.01 per share (the “Series D Preferred Shares”), 3,659,628 shares of our Series F Perpetual Preferred Stock, par value $0.01 per share (the “Series F Preferred Shares”) and 13,452 shares of our Series E Preferred Shares, par value $0.01 per share (the “Series E Preferred Shares” and, together with the Common Shares, Series F Preferred Shares and Series D Preferred Shares, the “Shares”). Each shareholder of record on the Record Date is entitled to one (1) vote for each Common Share, one thousand (1,000) votes for each Series D Preferred Share or Series E Preferred Share and ten (10) votes for each Series F Perpetual Preferred Share then held. The holders of the Common Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares shall vote on the Proposals as a single class. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “TOPS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. If you do not hold your shares through an account with a brokerage firm, bank or other nominee, a proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi-Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold Shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board consists of five members. As provided in the Company’s Third Amended and Restated Articles of Incorporation, as amended, the Board has been divided into three classes and each director is elected to serve for a three-year term. Directors elected to the Board serve until the annual meeting of shareholders three years after their election and until a director’s successor is duly elected. The terms of the directors in Class I expire at the Meeting. The terms of the directors in Class II will expire at the 2024 Annual Meeting of Shareholders and the terms of the director in Class III will expire at the 2025 Annual Meeting of Shareholders.

The Board has nominated Evangelos J. Pistiolis and Stavros Emmanuel, each currently a Class I Director whose term expires at the Meeting or whenever his successor is duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that a nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Evangelos J. Pistiolis	50	Director, President and Chief Executive Officer
Stavros Emmanuel	81	Independent Non-Executive Director

Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer, and has served on our Board of Directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999, where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor’s degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day-to-day operations of a small fleet of drybulk vessels. From 1994 through 1995, he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

Stavros Emmanuel has served on our Board of Directors since December 31, 2017 and has been member of the Audit Committee since December 2018. Captain Stavros Emmanuel has 48 years of experience in the shipping industry and expertise in operation and chartering matters. He obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971. He has worked in various management capacities at Compass United Maritime and Primal Tankers Inc. From 2004 to 2009 he was our Chief Operating Officer. Since leaving us, Captain Stavros Emmanuel has been an independent advisor to various shipping companies. Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A. (“Deloitte”) as the Company’s independent auditors for the fiscal year ending December 31, 2023.

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED
ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE
STOCK SPLITS OF THE ISSUED COMMON SHARES AT A
RATIO RANGING FROM ONE-FOR-TWO TO ONE-FOR-250

General

The Board believes that it is in the best interest of the Company and the shareholders and is hereby soliciting shareholder approval of one or more amendments to the Company’s Amended and Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of the Company’s issued Common Shares at a ratio of not less than one-for-two and not more than one-for-250 and in the aggregate at a ratio of not more than one-for-250, inclusive (the “Amendment”). A vote FOR the Proposal will constitute approval of the Amendment providing for the combination of any number of shares of the Company’s issued Common Shares between and including two and 250 into one share of Common Shares and will grant the Board the authority to select which of the approved exchange ratios within that range will be implemented. If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, on one or more occasions to select an approved reverse stock split ratio and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment until December 31, 2024. If implemented, a reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. The Amendment will not change the number of authorized shares or par value of the Common Shares. After a reverse stock split, if implemented, the number of authorized Common Shares will remain at 1,000,000,000 Common Shares.

The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve the Proposal, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company’s and the shareholders’ best interests at that time. In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the range. These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.

Purpose and Background of Reverse Stock Split

The purpose for seeking approval to effect the reverse stock split is to increase the market price of each Common Share. The Company believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares. In addition, the Company believes that effecting one or more reverse stock splits will help to ensure compliance with the minimum bid price of $1.00 per share listing that is a requirement to maintain the listing on the Company’s Common Shares on the NASDAQ Capital Market.

The Company and the Board believe that maintaining the listing of the Common Shares on the NASDAQ Capital Market is in the best interest of the Company and its shareholders and therefore proposes to undertake one or more reverse stock splits to cause the Common Shares to remain trading above the minimum bid price requirement of the NASDAQ Capital Market.

The Board intends to effect one or more reverse stock splits in connection with Proposal Three only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders. There can be no assurance that any reverse stock split, if and when implemented, will achieve any of the desired results. There also can be no assurance that the Company will be successful in maintaining compliance with NASDAQ Capital Market requirements or that the price per share of the Company’s Common Shares immediately after any such reverse stock split, if implemented, will increase proportionately with any reverse stock split, or that any increase will be sustained for any period of time.

Fractional Shares

No fractional Common Shares or will be created or issued in connection with any reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional Common Shares  as a consequence of a reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such Common Shares or, in the case of non-certificated Common Shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise  be  entitled  multiplied  by  the  closing price per Common Share on the NASDAQ Capital Market on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if  such price is not available, a price to be determined by the Board. The ownership of a fractional interest will not give the holder of any voting, dividend or other rights except to receive payment therefor as described herein.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of a reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of shares of common stock held following the reverse stock split.

Upon a reverse stock split, the Company intends to treat shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers or traders in securities or currencies, partnerships, S corporations, insurance companies, regulated investment companies, real estate investment trusts, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, persons subject to the “base erosion and anti-avoidance” tax, persons that own, directly or constructively, 10% or more of our equity interests, expatriates and tax-exempt entities. In addition, this summary does not consider the effects of U.S. federal alternative minimum tax or estate or gift tax consequences, or any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the reverse stock split to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a U.S. citizen or resident, corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.

The reverse stock split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder’s proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies, for U.S. federal income tax purposes,

•          A U.S. Holder should not recognize any gain or loss on the reverse stock split (except for cash, if any, received in lieu of a fractional Common Share);

•          The U.S. Holder’s aggregate tax basis of the common stock received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder’s Common Shares surrendered in the exchange;

•          The U.S. Holder’s holding period for the Common Shares received pursuant to the reverse stock split should include such holder’s holding period for the Common Shares surrendered in the exchange; and

•          Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9. The letter of transmittal will require each U.S. Holder to deliver such information when the common stock certificates are surrendered following the effective date of the reverse stock split. Failure to provide such information may result in backup withholding, currently at a rate of 24%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Required Vote. Approval of Proposal Three will require the affirmative of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

As a foreign private issuer listed on the NASDAQ Capital Market, we are required to disclose certain self-identified diversity characteristics about our directors pursuant to NASDAQ Capital Market board diversity and disclosure rules approved by the Commission in August 2021. The Board Diversity Matrix set forth below contains the requisite information as of the date of this proxy statement. Our philosophy regarding candidates for the Board of Directors is to identify, nominate and elect the most qualified individuals available to us, regardless of any other factors such as sex, gender, gender expression, race, color, creed, age, disability, sexual orientation, nationality, national origin, ethnic, language and religion.

Board Diversity Matrix (As of October 31, 2023)
Country of Principal Executive Offices:	Greece
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.topships.org. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call Top  Ships  Inc.  at  +30-210-812-8180,  or  write to Alexandros Tsirikos at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.

By Order of the Board of Directors

Alexandros Tsirikos
Chief Financial Officer

October 31, 2023
Athens, Greece